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                                           Filed by Jupiter Communications, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                 and deemed filed pursuant to Rule 14a-12 of the
                                                 Securities Exchange Act of 1934
                                   Subject Company: Jupiter Communications, Inc.
                                                   Commission File No. 000-27537

FOR IMMEDIATE RELEASE

Contacts:
Investors                     Media                              Media
Susan Hickey                  Kate Berg                          Stacie Leone
Media Metrix                  Jupiter Communications             Media Metrix
212-515-8738                  917-534-6142                       212-329-6031
shickey@mmxi.com              kberg@jup.com                      sleone@mmxi.com

             CHIEF FINANCIAL OFFICER NAMED FOR JUPITER MEDIA METRIX

 Jean Robinson of Jupiter Communications to Lead New Company's Global Financial
                                  Organization

         NEW YORK, NY SEPT. 14, 2000- Media Metrix (NASDAQ: MMXI) and Jupiter Communications (NASDAQ: JPTR) today named Jean Robinson as chief financial officer for Jupiter Media Metrix, to take effect when the merger of the two companies closes later this month. As CFO, Ms. Robinson will oversee Jupiter Media Metrix' finance, corporate administration, investor relations and legal organizations.

         "Jean has a proven track-record with Jupiter Communications, and we are delighted that she will continue in her role of CFO for our new company," said Tod Johnson, chairman and chief executive officer of Media Metrix, who will have the same role at Jupiter Media Metrix. "Jean's experience with guiding Jupiter during an important and exciting time in its evolution, her broad base of financial experience, and her solid reputation in the financial community, will play a major role in helping us create the global leader in market intelligence for the new economy, while focusing on building shareholder value."

         Ms. Robinson joined Jupiter Communications as chief financial officer in early 1999. She has worldwide responsibility for the company's financial functions, including financial reporting and controls; budgeting and forecasting; investor relations; corporate administration; legal; and overseeing strategies for maximizing the company's value. She was instrumental in Jupiter's successful initial public offering and since that time has continued to build strong relationships with Jupiter shareholders and analysts.

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         Ms. Robinson joined Jupiter after working at J.P. Morgan for sixteen years in a variety of corporate finance positions, including vice president, equity capital markets, from 1993 to 1999. While at J.P. Morgan, Ms. Robinson advised clients on mergers and acquisitions, equity debt and financing, financial restructurings and risk management. Ms. Robinson holds an M.B.A. from Columbia University's School of Business and a B.A. in government and economics from Smith College.

         The companies also announced that Tom Lynch, currently chief financial officer of Media Metrix and previously named CFO for the new organization, will be leaving in early November to pursue an opportunity as chief operating officer with an early stage financial services company, based near his home in Westchester County, New York.

         "Tom has made significant contributions to the Media Metrix organization," said Mr. Johnson. "We respect his decision to pursue this opportunity that he feels is simply too good to pass up. We are pleased that the strength and depth of our management team provides for a seamless transition. We wish Tom the very best."

         "This was an incredibly tough personal decision," said Mr. Lynch. "The merged company will be a global leader, with a first-class, experienced management team to guide it through the exciting time ahead. I value and appreciate my relationship with Tod Johnson and the Media Metrix team, and I will remain one of the new company's strongest supporters."

         In a separate announcement today, Jupiter and Media Metrix announced the management and organization for Jupiter Media Metrix that will take effect when the merger closes. The companies expect to finalize the merger, which was first announced on June 27, 2000, later this month. Shareholder meetings are scheduled for Sept. 20, 2000 in New York City. Jupiter Media Metrix stock will trade under the symbol JMXI on the NASDAQ National Market System.

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ABOUT MEDIA METRIX

         Media Metrix, Inc., with more than 900 clients, is the leader and pioneer in Internet and Digital Media measurement and the industry's source for the most comprehensive, reliable, and timely audience ratings, e-commerce, advertising and technology measurement services. Media Metrix' AdRelevance division, through its superior ad tracking technology, provides clients the most comprehensive data on where, when, how and how much Web marketers and their competition are advertising online.

         Media Metrix has worldwide majority-owned operations through partnerships with media and market research leaders around the world. Media Metrix' European affiliate, known as MMXI Europe, operates in Denmark, France, Germany, Italy, Spain, Sweden and the United Kingdom. Media Metrix also operates in Australia, Canada, Japan, Latin America and the United States. The company provides advertising agencies, media companies, e-commerce marketers, financial services and technology companies with the most comprehensive coverage of all Digital Media (including more than 25,000 Web sites and online properties). Media Metrix utilizes its patented operating-system metering methodology to track Internet and Digital Media audience usage behavior in real-time - click-by-click, page-by-page, minute-by-minute. Media Metrix has a sample of more than 100,000 people under measurement worldwide, yielding monthly, weekly, and daily data collection and reporting. Please visit www.mediametrix.com for more information.

ABOUT JUPITER COMMUNICATIONS

         Jupiter Communications, Inc. (NASDAQ: JPTR) is a leading provider of research on Internet commerce. Jupiter's research, which is solely focused on the Internet economy, provides clients with comprehensive views of industry trends, forecasts, and best practices. The company's research services are provided primarily through its continuous subscription services. Jupiter also produces a wide range of conferences that offer senior executives the opportunity to hear firsthand the insights of its analysts and the leading decision-makers in the Internet and technology industries. Jupiter Communications is based in New York City, with operations in London, San Francisco,

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Stockholm, Sydney and Tokyo. For more information on Jupiter Communications visit www.jup.com.

         Cautionary Note Regarding Forward-Looking Statements under the Private Securities Litigation Reform Act of 1995: Information in this release that involves each of Jupiter's, Media Metrix' and, assuming the merger is completed, the combined company's expectations, beliefs, hopes, plans, intentions or strategies regarding the future are forward-looking statements that involve risks and uncertainties. These statements include statements about Jupiter's, Media Metrix' and the combined company's strategies in the marketplace, their market positions and their relationships with customers. All forward-looking statements included in this release are based upon information available to Jupiter and Media Metrix as of the date of the release, and neither Jupiter, Media Metrix nor the combined company assumes any obligation to update any such forward-looking statement. These statements are not guarantees of future performance and actual results could differ materially from each company's current expectations. Factors that could cause or contribute to such differences include, but are not limited to, the completion of the merger, and if completed, the successful integration of the two companies. The risks associated with Jupiter's business that may affect its operating results are discussed in Jupiter's Annual Report on Form 10-K for the year ended December 31, 1999 filed with the Securities and Exchange Commission ("SEC") on March 30, 2000 and Jupiter's quarterly reports on Form 10-Q filed with the SEC. The risks associated with Media Metrix' business that may affect its operating results are discussed in Media Metrix' Annual Report on Form 10-K for the year ended December 31, 1999 filed with the SEC on March 28, 2000 and Media Metrix' quarterly reports on Form 10-Q filed with the SEC. You are encouraged to read this information carefully.

         Additional Information and Where to Find It: Media Metrix has filed a Registration Statement on SEC Form S-4 and Jupiter has filed a proxy statement with the SEC in connection with the merger, and Jupiter and Media Metrix have mailed a Joint Proxy Statement/Prospectus to stockholders of Jupiter and Media Metrix containing information about the merger. Investors and security holders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus carefully. The Registration Statement and the Joint Proxy Statement/Prospectus contain important information about Jupiter, Media Metrix, the merger, the persons soliciting proxies relating to the merger, their interests in the merger, and related matters. Investors and security holders may obtain free copies of these documents, as well as each company's other SEC filings, through the website maintained by the SEC at http://www.sec.gov. Free copies of the Joint Proxy Statement/Prospectus and Jupiter's other SEC filings may be obtained from Jupiter by directing a request through the Investors Relation portion of Jupiter's website at http://www.jup.com or by mail to Jupiter Communications, Inc., 627 Broadway, 2nd Flr. New York, NY 10012,
Attention: Investor Relations, Telephone: (212) 780- 6060. Free copies of the Joint Proxy Statement/Prospectus and Media Metrix' other SEC filings may be obtained from Media Metrix by directing a request through the Investors Relations portion of Media Metrix' website at http://www.mediametrix.com or by mail to Media Metrix, Inc., 250 Park Avenue South, 7th Flr. New York, NY 10003,
Attention: Investor Relations, Telephone: (212) 515-8700.


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         In addition to the Registration Statement and the Joint Proxy
Statement/Prospectus, Jupiter and Media Metrix file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by Jupiter or Media Metrix at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the SEC's other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Jupiter's and Media Metrix' filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at http://www.sec.gov.



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